December 23, 2019

Mark A. Wallace
Executive Vice President   Chief Financial Officer and Treasurer
Uniti Group Inc.
10802 Executive Center Drive
Benton Building Suite 300
Little Rock, Arkansas 72211

       Re: Uniti Group Inc.
           Form 10-K for the year ended December 31, 2018
           Filed March 18, 2019
           File No. 001-36708

Dear Mr. Wallace:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction